Continental Materials Corporation

200 South Wacker Drive, Suite 4000

Chicago, Illinois 60606

May 6, 2005

VIA EDGAR CORRESPONDENCE

Mr. John M. Hartz

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549-0404

Re:	Continental Materials Corporation, File Number 1-3834
Form 10-K for the year ended January 1, 2005

Dear Mr. Hartz:

We are writing in response to your letter dated April 22, 2005, regarding Continental Materials Corporation’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005.

To facilitate your review of our response, we are including your comments in boldface, followed by our response.  Please note that we intend to address all of the issues that are raised in all future filings with the Commission beginning with the Form 10-Q to be filed for the first quarter of 2005.

Management’s Discussion and Analysis:

1.                                      The MDA discussion of operations should focus on the operations of each reportable segment.  We have read Note 11 and note, for example, the construction materials segment is larger in terms of revenue and assets while the heating and air conditioning segment has higher segment operating income.  Your revision should highlight, for example, return on assets, gross and net income percentages, other significant differences in operating expenses and similar segment differences.

RESPONSE: The Company acknowledges your comments and will endeavor to address these issues and include responsive commentary in all future filings with the Commission beginning with the Form 10-Q to be filed for the first quarter of 2005.  Additional information relating to each of the three years in the period ended January 1, 2005 follows:

	Fiscal year
	2004	2003	2002
Revenues from external customers
Heating and air conditioning	$46,196	$48,342	$52,261
Construction Materials	80,398	71,493	75,892

Segment operating income
Heating and air conditioning	$3,436	$5,012	$4,885
Construction Materials	2,817	1,702	3,839

Segment assets
Heating and air conditioning	$29,008	$27,829	$28,731
Construction Materials	53,742	49,063	49,188

Operating income as a percent of sales
Heating and air conditioning	7.4%	10.4%	9.3%
Construction Materials	3.5%	2.4%	5.1%

Return on assets
Heating and air conditioning	11.8%	18.1%	17.0%
Construction Materials	5.2%	3.5%	7.8%

The heating and air conditioning segment’s return on sales, as compared to the return in the construction materials segment, reflects both the higher profit margin on wall furnaces and the depressed ready mix concrete prices in the Denver market.  Sales levels of furnaces were relatively constant throughout the three year period.  The decrease in operating income as a percent of sales in 2004 in the heating and airconditioning segment was largely due to increases in steel costs.  The Company was unable to recover the full amount of the increases through sales price increases.  In addition, an increase in workers’ compensation claims and the $196,000 write-off of the remaining inventories associated with a product manufactured at our Phoenix plant, eroded operating income.

The heating and air conditioning segment has historically required a much lower capital asset investment compared to the construction materials segment.  The return on assets for the heating and air conditioning segment therefore is generally higher.  The decline in the return in 2004 was the result of the above noted increased costs that diminished operating income as well as the effect of increased steel costs on the average value of inventories carried during the latter part of the year.

Operating income is highly sensitive to sales volume in the construction materials segment.  This segment has historically required a large investment in capital assets resulting in a large portion of its costs being relatively fixed in nature. Operating income as a percent of sales generally increases and decreases in tandem with sales.  However, the decrease in 2003 was more pronounced than would generally be expected from the decrease in volume, due to the depressed prices in the Denver market.  Over the three years in the period ended January 1, 2005, the ready mix concrete prices in the Denver market have declined despite increases in fuel, cement and other costs.  This has resulted in a larger than normal decline in the operating income ratio in 2003. The increase in operating income in 2004 was dampened as sales prices further declined in the Denver market at the same time sales volume increased.

As previously noted, the construction materials segment has historically required a significant investment in capital assets.  Therefore the return on assets has been lower in this segment than in the heating and air conditioning segment.  The variations in the returns on assets in the construction materials segment for 2004, 2003 and 2002 are due to the same reasons noted above.

2.                                      The company should disclose their self-insurance risk retention level.

RESPONSE: The Company maintained insurance policies since March 31, 2003 with the following per incident deductibles (self-insurance risk retention level) and policy limits:

	Deductible	Policy Limits
Product and general liability	$250,000	$5,000,000
Workers’ compensation	350,000	1,000,000
Auto and truck liability	100,000	2,000,000

In addition, should our out-of-pocket payments for the three policies exceed $3,400,000 in the aggregate, the deductibles are waived and the policies pay all amounts up to the policy limits.  Should any, or all policy limits be exceeded, our umbrella policy covers the next $25,000,000 of payouts.  We will include such disclosure in all future filings.

3.                                      In MDA the company should provide disclosure about the maximum and average amounts of company borrowings outstanding during the year under the revolving credit agreement.

RESPONSE: The maximum amount of Company borrowings outstanding during the year under the revolving credit agreement was $4,600,000.  The average borrowings during the 2004 fiscal year were $1,382,000. We will include such disclosure in all future filings.

4.                                      Information provided in MDA should add to what is included in the notes to the financial statements and not reiterate information from notes to the financial statements, to provide meaningful disclosure with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific disclosures about liquidity, capital resources and critical accounting estimates.

RESPONSE: The Company has discussed known trends in product sales during the year (seasonality) in the Marketing section of Item 1 on pages 2 and 3.  Inventory trends during the year are discussed in the Manufacturing section of Item 1 on page 3.  The upward trend in reclamation expenditures is also discussed in the Manufacturing section while the calculation of the reserve for reclamation is described in the Liabilities section of Critical Accounting Policies on page 14.  The high level of price competition is discussed with special note given to the effect of prices in the Denver in the Operations discussion on page 12.  We note the increased prices for steel, fuel and cement but do not believe that there is a consensus among experts as to future prices of these items, and therefore, we have not discussed a “trend” in these items.  The rate of increase in health care costs, noted as a problem during 2003, was noted as subsiding during 2004.  We make no predictions on future costs in this area as these costs are highly dependent upon industry costs, our employees experience and the ability of the Company to offset future cost increases by raising employees’ contributions to the plan.

The Company discusses its liquidity in the section titled Financial Condition, Liquidity and Capital Resources.  The Company stated its sources of capital noting, on page 11, that these current sources would be sufficient to cover expected cash needs for the next twelve months.  The Company also noted that the proposed tender offer that was discussed in Note 12 (a typographical error as the tender offer was described in Note 13), would be funded with additional borrowings under its Revolving Credit and Term Loan Agreement (Agreement).  The Note states that the Company had received a commitment from its lenders regarding this increase.  Since filing the Form 10-K, the Company has signed an amendment to the Agreement and filed the amendment with the Commission on Form 8-K dated April 14, 2005.

The Company is not aware any other trends or demands or specific disclosures about liquidity, capital resources or critical accounting estimates that should be disclosed.  There are no commitments, events, or uncertainties that Management is aware of that should be disclosed in MDA.  The Company acknowledges your comments and will endeavor to address these issues and include responsive commentary in all future filings with the Commission beginning with the Form 10-Q to be filed for the first quarter of 2005

Shipping and Handling Costs:

5.                                      The company should provide its accounting policy disclosure for shipping and handling costs as required by EITF 00-10.

RESPONSE: The Company adopted EITF 00-10 during its 2000 fiscal year.  Revenues received for shipping and handling are classified as “sales.”  Costs associated with shipping and handling are classified as “cost of sales.”  The Company will disclose this policy as part of the “Sales” section of Critical Accounting Policies in MD&A in future filings with the Commission.

Goodwill:

6.                                      The company should disclose the date or dates its selected for its annual review for goodwill impairment.

RESPONSE: The Company annually reviews goodwill for possible impairment as of the last day of its fiscal year.  To the extent that events occur, either involving the relevant Company subsidiaries or in their industries, the Company revisits its assessment of the recorded goodwill to determine if an impairment has occurred that should be immediately recognized.

Balance Sheet – Unpaid Claim Covered by Insurance:

7.                                      Please explain what caused the increase between January 3, 2004 and January 1, 2005 in the balances for “Receivables for insured losses” and “Liability for unpaid claims covered by insurance” from $709,000 at the earlier date to $4,466,000 at the later date.  It appears that the increase in the reserve for self-insurance losses from $1,973,000 at the earlier date to $2,988,000 at the later date is due primarily to the $900,000 adjustment mentioned above.

RESPONSE: The “Receivables for insured losses” and the related “Liability for unpaid claims covered by insurance” increased from January 3, 2004 to January 1, 2005 primarily due to a settlement reached between our insurance carriers and the injured party on March 9, 2005 related to a claim associated with a 2001 truck accident.  The settlement was for $3,000,000 of which the self-insured portion was $100,000 (included in the reserve for self-insured losses at both January 3, 2004 and January 1, 2005).  The plaintiff had not quantified her claim prior to our filing the Form 10-K for the fiscal year ended January 3, 2004, therefore no amount had been accrued as of that date, other than our $100,000 deductible as the Company was reasonably certain that her claim would at least equal this amount.

Your speculation regarding the increase in the reserve for self-insured losses is correct.  The increase was due to the higher level of workers compensation losses incurred during 2004.  Please also see our responses to comments 13 and 14.

Note 5 – Shareholders’ Equity, Accounting for Stock-Based Compensation:

8.                                      The company is required to provide pro forma information required by SFAS 123.  We note the company has options for 73,400 common shares outstanding, that all options are fully vested and will expire on September 25, 2005.  Please tell us why the pro forma data is not included.

RESPONSE: The options for the 73,400 shares were issued in 1995 and became exercisable in 1996.  The following disclosure was made in our 1996 filing on Form 10-K.  (Please note that in 1999, the Company instituted a 2 for 1 stock split.  The shares and exercise prices discussed in the 1996 note below were not adjusted for this split.)

“Under the Company’s Stock Option Plan (the Plan) officers and key employees may be granted options to purchase the Company’s common stock at option prices established by the Compensation Committee of the Board of Directors provided the option price is no less than the fair market value at the date of the grant.  The Company has reserved 180,000 shares for distribution under the Plan.  On September 26, 1995, a total of 78,000 options were granted to five individuals at an exercise price of $13.125.  These shares become exercisable when the Company’s stock price rises to 133% of the price at the time of issuance ($17.50) and remains at or above this level for a period of 30 consecutive trading days.  This condition was met during 1996 and thus all of the 78,000 shares became exercisable.”

“These 78,000 options represent the only grant under the Company’s Plan during the three years ended December 28, 1996.  The full 78,000 options remain outstanding as of December 28, 1996 as none were exercised or lapsed during the period.  The outstanding options expire on September 25, 2005 and there were no options outstanding related to the predecessor plan during the periods.”

“The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its Plan.  Accordingly, no compensation expense has been recognized for its stock-based compensation Plan.  Had compensation cost for the Company’s Plan been determined based upon the fair value at the grant date for these awards consistent with the methodology proscribed under SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net income and earnings per share would have been reduced by approximately $201,000, or $0.18 per share and $50,000, or $0.04 per share for 1996 and 1995 respectively.  The fair value of the options granted during 1995 is estimated as $5.00 on the date of the grant using the Black-Sholes option-pricing model with the following assumptions:  dividend yield 0%, volatility of 30%, risk-free interest rate of 6.05%, and an expected life of five years.”

There have been no grants of stock options since 1995.  Since the stock options were fully vested in years prior to those included in the Form 10-K filed for fiscal year 2004, no pro-forma information was included.

Note 9 – Income Taxes:

9.                                      Please explain to us what the “(Release) build tax contingency reserve” represents, and explain the year-to-year changes in each year reported.

RESPONSE: The Company annually reviews its potential liability for income tax contingencies resulting from positions taken on certain items of income or deduction when filing its federal and state income tax returns.  Amounts are accrued based upon Management’s assessment of the exposure on these items.  Conversely, such previously accrued amounts are reversed either when the items are resolved in favor of the Company or the audit periods for the applicable returns are closed.  During the 2003 fiscal year, approximately $76,000 was accrued for identified contingencies.  During 2004, approximately $131,000 was reversed as certain situations were resolved in favor of the Company.

Note 10 – Unaudited Quarterly Data:

10.                               Item 302(a) of Regulation S-K requires the company to disclose gross profit for each quarter.  In addition, there is a minor typographic in the lead-in paragraph that says the data is for 2003 and 2002, whereas the data is actually for 2004 and 2003.

RESPONSE: Prior to 2004, the Company did disclose gross profit in the footnote of Unaudited Quarterly Financial Data.  We were advised, and we agreed, that in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 11B, it was not appropriate to report gross profit in the footnote on Unaudited Quarterly Financial Data when gross profit is not an item reported in our Consolidated Statements of Operations and Comprehensive Income.  Instead, we present operating income (loss) as it more appropriately reflects net sales less costs and expenses associated directly with or allocated to products sold.  You will note that in our Consolidated Statements of Operations, we report Cost of Sales exclusive of depreciation, depletion and amortization.  Depreciation, depletion and amortization is reported separately, in total.

Note 12 – Adjustments Made During the Fourth Quarter:

11.                               The note should quantify the amount of the adjustment for income taxes and the amount of the inventory write-off.

RESPONSE: The adjustment recorded for income taxes was approximately $160,000 and the inventory write-off was $196,000 before income taxes.  Management decided during the fourth quarter to no longer pursue the sale of this inventory.  All material quarter-end adjustments disclosed in future filings will be appropriately quantified.

12.                               Also, the inventory write-off does not appear to be reflected in the inventory valuation reserve information shown in Schedule II.

RESPONSE: This is correct.  The inventory was written off directly to cost of sales and was not recorded through the inventory valuation reserve account.  The amounts in Schedule II should have included the write-off of this inventory.  Had this been done, the Schedule would have appeared as follows, noting the changes to the 2004 amounts for the inventory evaluation reserve presented in columns C(1) and D:

COLUMN A	COLUMN B	COLUMN C(1)	COLUMN D		COLUMN E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions - Describe		Balance at End of Period

Year 2004
Allowance for doubtful accounts	$436,000	$108,000	$219,000	(a)	$325,000
Inventory valuation reserve	$171,000	$202,000	$200,000	(b)	$173,000

Year 2003
Allowance for doubtful accounts	$432,000	$112,000	$108,000	(a)	$436,000
Inventory valuation reserve	$205,000	$11,000	$45,000	(b)	$171,000

Year 2002
Allowance for doubtful accounts	$435,000	$147,000	$150,000	(a)	$432,000
Inventory valuation reserve (e)	$420,000	$—	$215,000	(b)	$205,000

Notes:

(a)  Accounts written off, net of recoveries.

(b)  Amounts written off upon disposal of assets.

(c)  Reserve deducted in the balance sheet from the asset to which it applies.

(d)  Column C(2) has been omitted as the answer would be “none”.

(e)  Beginning balance has been adjusted to reflect MDHI reserve on purchase date.

Items 9A. – Controls and Procedures:

13.                               Please tell us more about the identified internal control weakness relating to accruals for workers’ compensation claims.  Include in your reply an explanation of the former procedures for estimating the accrual for workers’ compensation claims and how those procedures differ from the current procedures. Prior to the current change explain to us if management had considered the possible need for improvement in the former procedures and had those problems been identified by either the independent public accountants, or any internal party such as internal auditors?

RESPONSE: The computation of the required reserve for self-insured workers’ compensation claims begins with a review of claims data available from the Company’s claims management system.  The claims management system provides claims information including amounts incurred, paid and open for each claim.  The Company engages a third party claims administrator who, among other duties, provides all of the claims information including the estimated total incurred amount for each claim.  Historically, it has been demonstrated that the claims administrator’s estimate of the incurred amounts for recent claims (claims that are less than 18 to 24 months old) is less than the amount that is ultimately paid for such claims in the aggregate.  Our prior practice in establishing the reserve for self-insured workers’ compensation claims was to adjust, generally increase, reserves reported by the third party claims administrator for the difference between what we estimated the ultimate aggregate payout would be on the claims and the total of the individual reserves reported by the claims administrator.

 The Company calculated its estimate of the ultimate payout of each year’s workers’ compensation claims utilizing the historical data provided by the claims management system.  The Company acknowledges that the calculation was not actuarially based; however, the reserve that we calculated included factors for claims progression based upon the history of our claims.  Our calculation for prior years had been sufficiently close to a reserve calculated using actuarial principals such that no adjustment had been necessary.  Testing of the reserve at the 2004 year-end indicated that the balance was too low by $700,000 (the Company had previously increased the reserve by $200,000 in December).  Upon further analysis, it was determined that the shortfall was due to a significant increase in the volume of claims during 2004.  An additional $700,000 was, therefore, recorded.

We acknowledge that our auditors had previously discussed with us the fact that our calculation was not founded on actuarial methodology and, therefore, could result in the need for an adjustment should our calculation vary significantly from an actuarially determined amount.  However, due to our prior history of calculating an acceptable accrual amount, we did not deem it necessary to incur the cost of engaging an independent actuary prior to this year.  Again, please note that the accrual that was recorded for each of the prior year’s was within a range determined by a calculation using actuarial principals, therefore there has been no misstatement of prior years’ amounts and no correction of an error relating to a prior year(s) is necessary.  As noted in our 2004 Form 10-K, the Company will engage an actuary to determine the required accrual beginning in 2005.

14.                               Also, please explain to us if any portion of the $900,000 should be considered the correction of an error relating to prior years?

RESPONSE: No portion of this adjustment relates to prior years.  It is entirely the result of a higher volume of claims during 2004.  More detail of the adjustment was provided as part of our response to comment # 13, especially note the third paragraph of our response.

Schedule II – Valuation and Qualifying Accounts and Reserves:

15.                               It appears that Schedule II should contain information about the reserve for self-insurance losses.

RESPONSE: We agree that Schedule II should contain the information about our reserve for self-insured losses.  Future filings with the Commission on Form 10-K will contain the applicable information.  The information, had it been presented in our 2004 Form 10-k would have appeared as follows:

COLUMN A	COLUMN B	COLUMN C(1)	COLUMN D		COLUMN E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions - Describe		Balance at End of Period

Year 2004
Reserve for self-insured losses	$1,973,000	$2,312,000	$1,297,000	(a)	$2,988,000

Year 2003
Reserve for self-insured losses	$2,310,000	$877,000	$1,214,000	(a)	$1,973,000

Year 2002
Reserve for self-insured losses	$2,156,000	$1,652,000	$1,498,000	(a)	$2,310,000

Notes:

(a)  Payments of self-insured claims

(b)  Column C(2) has been omitted as the answer would be “none”.

The Company specifically acknowledges the following:

(1)  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(3) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our responses contained herein adequately address your questions. Please feel free to call me at (312) 541-7222 if you require additional information or clarification of our responses.

Very truly yours,

Continental Materials Corporation

Joseph J. Sum

Chief Financial Officer

/s/ James G. Gidwitz

cc:                                 James G. Gidwitz

Mark S. Nichter